1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

November 14, 2014

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)

Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Response Letter Dated October 2, 2014
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2014, with respect to Form 10-K for Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “2014 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Securities and Exchange Commission

November 14, 2014

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 3 – Acquisitions and Dispositions, page 87

Acquisition of EPL Oil & Gas, Inc., page 90

1.	We have reviewed your response to comment 1 in our letter dated September 19, 2014 and note one of the factors that resulted in goodwill relates to seismic technologies licensed by EPL Oil & Gas, Inc. Please provide us with additional information surrounding this license and clarify why you did not deem this license to represent an identifiable intangible asset under FASB ASC 805-20-25-10.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that according to FASB ASC 805-20- 25-10, the acquirer shall recognize separately from goodwill the identifiable intangible assets acquired in a business combination. An intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable.

EPL Oil & Gas, Inc. (“EPL”) did not own any of the seismic data but rather licensed it from third party vendors. These third party license contracts (“Seismic Contracts”) contained a change of control provision, upon which the continued use of the licensed seismic data was prohibited. Our acquisition of EPL triggered the change of control provision under these Seismic Contracts. However, after considering the geological and geophysical work performed by EPL utilizing the licensed seismic data for certain of the oil and natural gas properties acquired by us, we determined a need to have access to such licensed seismic data to pursue our growth strategy on the acquired properties, and accordingly, subsequent to the completion of the merger with EPL on June 3, 2014, we re-negotiated and re-acquired some Seismic Contracts covering certain oil and natural gas properties at the EPL subsidiary level. Based on the foregoing facts, we do not consider costs to re-acquire the license for seismic data as an identifiable intangible asset under FASB ASC 805-20-25-10.

Note 4 – Property and Equipment, page 94

2.	We have reviewed your response to comment 2 in our letter dated September 19, 2014. It does not appear that the disclosure provided in your Form 10-K regarding your unevaluated properties and major development projects includes a description of the current status of the significant properties or projects involved in the manner contemplated by your letter dated October 9, 2013. Your disclosure should comply with the requirements of Rule 4-10(c)(7)(ii) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and respectfully believe that our 2014 Annual Report includes the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X. Beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, we began disclosing the methodology employed by us to transfer the unevaluated properties costs to the amortization computation, and for our significant non-operated exploratory wells in progress costs excluded from the amortization computation, the project name, the costs incurred and the current status of each project in a tabular format. In addition, beginning with our 2014 Annual Report, we began disclosing the aging of the total costs related to our unevaluated properties and wells in progress. Ongoing completion activities at these non-operated exploratory wells in progress utilizes latest equipment and technologies, which at times need to be developed to carry out the completion activities. This is a challenging and time consuming exercise involving uncertainty related to the completion of these wells. In addition, because we are not the operator of any of these exploratory wells, our ability to control the nature and timing of the drilling and completion activities is limited. Accordingly, we are not able to provide further detail regarding the status of these projects as we cannot, at present, definitively predict the anticipated timing of the inclusion of the costs or an estimate of the costs to be further incurred on these wells in our amortization computation.

Securities and Exchange Commission

November 14, 2014

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

3.	Your response to comment 5 in our letter dated September 19, 2014 shows the fiscal year in which your proved undeveloped reserves (“PUDs”) will expire. Please provide us with a schedule showing the quantity of PUDs you plan convert to proved developed status by year of initial booking. As part of your response, please confirm that none of your PUDs will expire during the fiscal year ended June 30, 2015.

RESPONSE: At the end of fiscal year ended June 30, 2014, we planned to convert PUDs to proved developed status by year of initial booking in accordance with the following schedule:

Year PUD Booked	Year to be Developed	Reserves (in Net MBOE)	Capital (in millions)	% Wellbore (3)	% Proved Undeveloped Reserves	% PUD Count (4)

2007 (1)	2016	917	$3,780	1.5%	1.0%	1.1%
2011	2015	1,906	19,451	1.5%	2.0%	3.8%
	2016	6,979	83,683	10.9%	7.3%	8.0%
2012	2015	2,552	47,197	2.9%	2.7%	3.4%
	2016	1,267	36,269	2.9%	1.3%	3.0%
2013	2015	11,619	148,238	10.9%	12.1%	6.8%
	2016	6,424	145,837	8.0%	6.7%	4.6%
	2017	15,260	137,077	6.6%	15.9%	3.8%
	2018	6,568	79,381	5.1%	6.8%	2.7%
2014 (2)	2015	22,558	307,628	22.6%	23.4%	38.4%
	2016	12,722	210,264	14.6%	13.2%	17.5%
	2017	3,591	114,700	6.6%	3.7%	3.4%
	2018	3,410	81,338	4.4%	3.5%	2.7%
	2019	484	15,650	1.5%	0.5%	0.8%
Total		96,257	$1,430,492	100.0%	100.0%	100.0%

 _______________________

(1)	As disclosed in the 2014 Annual Report, the development of these two PUDs (initially booked in 2007) require sidetracking from two existing PDPs that are still producing economically.

(2)	The PUDs acquired from EPL Oil & Gas, Inc. were first recognized in our reserves report this year, thus they all have a 2014 initial booking date (and 2019 expiration date).

(3)	This represents unique wellbore or location count, so a multi-zone PUD location is only counted once.

(4)	This represents completion counts within PUDs, so each zone of a multi-zone PUD location is counted.

We do not have any PUDs that will expire during the fiscal year ended June 30, 2015.

* * * * *

Securities and Exchange Commission

November 14, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/ Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

Enclosures

cc: Sarah K. Morgan